NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900
Andy Tucker	Washington, DC 20001
T: (202) 689-2987	T: 202.689.2800 F: 202.689.2860
andy.tucker@nelsonmullins.com	nelsonmullins.com

July 14, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Energy & Transportation

RE:	PHP Ventures Acquisition Corp.
Registration Statement on Form S-1
Filed June 4, 2021
File No. 333-256840

Ladies and Gentlemen:

On behalf of PHP Ventures Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 1, 2021 with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with an amendment (Amendment No. 1) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

July 14, 2021

Summary, page 3

1.	You disclose that you have engaged ARC Group Limited to provide financial advisory services to you in connection with this offering and that they will invest in the private placement, and also that you will pay ARC Group $10,000 per month for office space, utilities and secretarial and administrative support. Please expand your disclosure to clarify your relationship with ARC Group Limited, as well as the financial advisory services it will provide and how it will invest in the private placement. In this regard, we note you disclose that the private placement consists of an offering of an aggregate of 220,900 placement units (or 235,900 placement units if the over-allotment option is exercised in full) and that the sponsor will purchase all such shares.

Response: We clarified the Company’s relationship with ARC Group Limited in the Amendment No. 1. ARC Group Limited is engaged as a financial advisor to the Company and it is planned for ARC Group Limited to be an administrative agent. However, ARC Group Limited is not going to invest in the private placement.

Risk Factors

After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States..., page 65

2.	You disclose that it is possible that after your initial business combination a majority of your directors and officers will reside outside of the United States. However, the description of your officers’ and directors’ business experience elsewhere in this prospectus indicates that a majority of your officers and directors may currently reside outside of the United States. If this is the case, please revise this risk factor accordingly.

Response: We revised the risk factor to state that currently a majority of the directors reside outside the United States and after the initial business combination a majority of the Company’s directors and officers may reside outside of the United States.

Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in our name..., page 68

3.	Your disclosure here and on page 147 states that your exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder. However, Section 13.1 of your certificate of incorporation filed as Exhibit 3.1 states that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please revise to reconcile this discrepancy.

July 14, 2021

Response: The discrepancy has been revised in the Amendment No. 1.

Dilution, page 78

4.	You indicate in the second paragraph that after giving effect to the sale of 5,000,000 shares of Class A common stock, your pro forma net tangible book value at May 26, 2021 would have been $5,111,158 which is different from the pro forma net book value of $5,000,001 disclosed on page 79. Please resolve this discrepancy.

Response: The discrepancy has been resolved in the Amendment No. 1.

5.	We refer to the denominator calculation on page 79. It appears that the number of shares subject to redemption without over-allotment should be 4,387,408 rather than 43,387,408. Please revise to correct this error.

Response: The error has been corrected in Amendment No. 1.

Proposed Business

Sourcing of Potential Initial Business Combination Targets, page 96

6.	We note you disclose that members of your board have significant public company experience with consumer products and services-related companies. Please expand your disclosure to discuss this public company experience.

Response: This portion of the Registration Statement has been revised.

Exhibits

7.	We note Section 7.3 of your rights agreement filed as Exhibit 4.5 provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: We have revised our rights agreement to fix this issue.

July 14, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

PHP Ventures Acquisition Corp.

Marcus Choo Yeow Ngoh

EF Hutton Investment Banking Solutions

Very truly yours,

Andy Tucker

AT

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